UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Ascendant Solutions, Inc. (Name of Issuer)
Common Stock $0.0001 par value per share (Title of Class of Securities)
00207W 10 0 (CUSIP Number)
David E. Bowe Ascendant Solutions, Inc. 16250 Dallas Parkway, Suite 205 Dallas, Texas 75248 972-250-0945 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00207W 10 0

1.	Names of Reporting Persons. David E. Bowe I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,145,250

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power 1,145,250

	10.	Shared Dispositive Power 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,250

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The name of the issuer is Ascendant Solutions, Inc. (the “Issuer”). The Issuer is organized under the laws of the State of Delaware and its principal executive office is located at 16250 Dallas Parkway, Suite 205, Dallas, Texas 75248. The class of equity securities to which this statement relates are shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

(a)	Name: David E. Bowe

(b)	Residence or business address: 16250 Dallas Parkway, Suite 205 Dallas, Texas 75248

(c)	Present Principal Occupation or Employment: Director and President and Chief Executive Officer of the Issuer

(d)	Criminal Conviction: In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         This Statement relates to a total of 1,165,250 shares of Common Stock beneficially owned by the Reporting Person. Of these shares, (i) 580,000 shares are held directly by the Reporting Person, (ii) an aggregate 35,250 shares are held by the Reporting Person’s spouse and minor children, and (iii) 550,000 shares (the “Option Shares”) are subject to vested and currently exercisable options granted to the Reporting Person in 2002 under the Issuer’s 1999 Long-Term Incentive Plan.

         In March 2002, the Issuer granted the Reporting Person options to purchase 600,000 shares of the Issuer’s Common Stock under the Issuer’s 1999 Long-Term Incentive Plan. The options were originally granted to the Reporting Person to vest annually over six years beginning in March 2003 with the potential to vest earlier upon achievement of pre-established performance goals. In March 2003, 100,000 options of the total options vested and in March 2004, an additional 100,000 options of the total options vested. On May 19, 2004, the performance goals were achieved and the Board of Directors of the Issuer accelerated the vesting of the remaining 400,000 unvested options. The vesting of these options increased the Reporting Person’s beneficial ownership of the Issuer’s Common Stock to more than 5% of the outstanding shares of the Issuer’s issued and outstanding common stock as reported in the Issuer’s 2005 annual proxy statement. On June 2, 2004, the Reporting Person purchased 50,000 shares on the exercise of the options at an exercise price of $0.24 per share using the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Person currently holds the shares of Common Stock reported on hereunder for investment purposes. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 1,165,250 shares of Common Stock of the Issuer, which shares represent approximately 5.2% of the issued and outstanding shares of the Common Stock of the Issuer calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

(b)

Mr. Bowe has the sole power to vote and the sole power to direct the disposition of 1,145,250 of these securities. Mr. Bowe may be deemed to share the power to vote and the power to direct the disposition of the 20,000 shares of the Common Stock held by his spouse.

(c)	Not applicable

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 03, 2005
By:	/s/ David E. Bowe David E. Bowe
Title:	President & Chief Executive Officer

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